SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Court Decision concerning Withholding Income Tax (IRRF)

remittances for payment of vessel charters

Rio de Janeiro, June 14, 2013 – Petróleo Brasileiro S.A. – Petrobras, concerning news broadcast in the press, explains that it is taking all the steps to, within a short period of time, reestablish the Debt Clearance Certificate – CND and guarantees there is no risk of an operational interruption and shortages of oil and oil products in the country.

The news are based on an unfavorable decision rendered by the Superior Court of Justice (STJ) in a remedy filed by Petrobras to restore the injunction allowing it to discuss the case without the need to offer collateral.

This decision was rendered in a court case relative the Withholding Income Tax – IRRF on remittances for payment of vessel charters. The injunction had been granted by the Regional Federal Appellate Court (TRF) of the 2nd Region and was revoked by a decision published on 06/10/2013.

The discussion originated in an action filed by Petrobras on 03/01/2012, following exhaustion of remedies in the administrative sphere. The action aimed to annul the debit assessed by the Brazilian Federal Revenue Service in an administrative procedure, which requires the Withholding Income Tax on remittances made from January 1999 to December 2002 for the payment of charters of platforms.

Petrobras will take all the steps necessary to proceed debating the matter because it believes it is supported by the tax legislation, which had guaranteed an Income Tax exemption at the time of the facts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.